

November 10, 2021

Claude Maraoui
Chief Executive Officer, President and Director
Journey Medical Corporation
9237 E Via de Ventura Blvd., Suite 105
Scottsdale, AZ 85258

>   **Re: Journey Medical Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 8, 2021**
>   **File No. 333-260436**

Dear Mr. Maraoui:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 8, 2021

Recent Development, page 3

1. We note that you disclose your expectation for revenue for the three months ended September 30, 2021, without any additional financial information. We believe your current disclosure provides an incomplete picture of your expected results of operations. Please revise your disclosure to provide additional quantitative information for the quarter (e.g., Income (loss) from operations, etc.). In addition, we note your statement that your "actual results may vary materially from the estimated preliminary results...." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from these preliminary results. Accordingly, please remove this statement as it implies that investors should not rely on the information

presented. Lastly, your reference to fiscal year 2021 appears to be in error. Please revise your reference so that it refers to the period for which results are being discussed or explain the purpose of this sentence.

You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mark F. McElreath, Esq.